Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 17 DATED JANUARY 14, 2022
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of February 1, 2022;
•to disclose the calculation of our December 31, 2021 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update

For the month ended December 31, 2021, the Company’s Class I NAV per share increased 0.45% from $30.24 as of November 30, 2021 to $30.38 as of December 31, 2021.1 This increase was driven by continued strong performance in our multifamily investments and appreciation of our investment in a retail operating platform.

Notable investment activity for the month ended December 31, 2021 included our investment in a Class A student housing property comprising 833 beds at Arizona State University in Tempe, Arizona, as previously described in the Prospectus. This marks the Company’s second investment in the student housing sector in the past three months, supported by demonstrated strength and resiliency for the sector.

We expect 100% of distributions for the year ended December 31, 2021 to be characterized as return of capital for federal income tax purposes.
February 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2022 (and repurchases as of January 31, 2022) is as follows:

Transaction Price (per share)
Class T	$30.2966
Class S	$30.2966
Class D	$30.2966
Class I	$30.3817
Class E	$30.8676

1 INREIT’s Class T NAV per share increased from $30.16 to $30.30; Class S NAV per share increased from $30.16 to $30.30; Class D NAV per share increased from $30.16 to $30.30; and Class E NAV per share increased from $30.66 to $30.87.

The February 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
December 31, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2021.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares. The following table provides a breakdown of the major components of our total NAV as of December 31, 2021:

$ in thousands, except share data
Components of NAV	December 31, 2021
Investments in real estate	$488,012
Investments in real estate-related securities	12,685
Investments in unconsolidated entities	137,933
Cash and cash equivalents	13,517
Restricted cash	1,745
Other assets	4,268
Mortgage notes, revolving credit facility and financing obligation, net	(290,772)
Subscriptions received in advance	(250)
Other liabilities	(5,560)
Accrued performance participation allocation	(3,280)
Management fee payable	(28)
Non-controlling interests in joint-ventures	(4,439)
Net asset value	$353,831
Number of outstanding shares of common stock	11,548,268
The following table provides a breakdown of our total NAV and NAV per share by class as of December 31, 2021:

$ in thousands, except share data
NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Total
Net asset value	$5,660	$5,660	$5,660	$5,673	$69,285	$261,893	$353,831
Number of outstanding shares of common stock	186,821	186,821	186,821	186,715	2,244,581	8,556,509	11,548,268
NAV Per Share as of December 31, 2021	$30.2966	$30.2966	$30.2966	$30.3817	$30.8676	$30.6075

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.3%
Office	6.5%	5.3%
Multifamily	6.0%	5.0%
Industrial	5.9%	5.1%
Self-Storage	7.5%	5.3%
Retail	9.1%	8.0%
Student Housing	6.8%	5.0%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate	0.25% decrease	2.0%	2.0%	2.0%	2.0%	1.9%	1.8%	2.0%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(2.0)%	(1.9)%	(1.8)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	3.2%	3.3%	3.3%	3.4%	3.1%	1.7%	3.4%
(weighted average)	0.25% increase	(2.9)%	(3.0)%	(3.0)%	(3.0)%	(2.8)%	(1.6)%	(3.0)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 2,002,703 shares of our common stock (consisting of 91 Class T shares, 91 Class S shares, 91 Class D shares, 8,266 Class I shares and 1,994,164 Class E shares) in the primary offering for total proceeds of $58.8 million and (2) 3,325 shares of our common stock (consisting of 509 Class I shares and 2,816 Class E shares) pursuant to our distribution reinvestment plan for a total value of approximately $97,000. As of December 31, 2021, our aggregate NAV was $353.8 million. We intend to continue selling shares in our public offering on a monthly basis.